

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

<u>Via E-mail</u>
Frank Neukomm
Chief Executive Officer
Hydrogen Future Corp.
2525 Robinhood Street, Suite 1100
Houston, Texas 77005

   Re: Hydrogen Future Corp.
     Preliminary Information Statement on Schedule 14C
     Filed February 25, 2015
     File No. 000-55153

Dear Mr. Neukomm:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Jeffrey P. Riedler

            Jeffrey P. Riedler
            Assistant Director